UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

AMERICAN PACIFIC CORPORATION

(Names of Subject Company (issuer))

FLAMINGO MERGER SUB CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

FLAMINGO PARENT CORP.

(Name of Filing Persons (Parent of Offeror))

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

028740108

(CUSIP Number of Class of Securities)

Flamingo Merger Sub Corp.

Flamingo Parent Corp.

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

Attention: Fraser Preston

Phone: (305) 379-2322

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Carl P. Marcellino

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Phone: (212) 841-0623

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$394,055,136	$50,754.30

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the offer price of $46.50 per share of common stock of American Pacific Corporation (“AMPAC”), par value $0.10 per share, (“Shares”) by 8,474,304 Shares, which, based on information provided by AMPAC as of January 21, 2014, is the sum of (i) 7,997,913 Shares outstanding and (ii) 476,391 Shares authorized and reserved for issuance pursuant to outstanding options to purchase Shares.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the Transaction Valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50,754.30	Filing Party: Flamingo Merger Sub Corp.
Form or Registration No.: Schedule TO-T	Date Filed: January 24, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2014, as amended by Amendment No. 1 filed with the SEC on February 3, 2014, Amendment No. 2 filed with the SEC on February 5, 2014, Amendment No. 3 filed with the SEC on February 7, 2014, Amendment No. 4 filed with the SEC on February 12, 2014 and Amendment No. 5 filed with the SEC on February 14, 2014 (which, together with any subsequent amendments or supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by Flamingo Merger Sub Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Flamingo Parent Corp., a Delaware corporation (“Parent”), which is controlled by H.I.G. Bayside Debt & LBO Fund II, a Delaware limited partnership (“Sponsor”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of American Pacific Corporation, a Delaware corporation (“AMPAC”), at a price of $46.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 24, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Items 11 and 12 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 6 is being filed to amend and supplement Items 1 through 9 and Items 11 and 12 as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and 11 of the Schedule TO and the disclosure in the Offer to Purchase are hereby amended and supplemented as follows:

Adding the following paragraph in Items 1 and 4 of the Schedule TO:

On February 24, 2014 Purchaser extended the expiration of the Offer until February 26, 2014 at 5:00 p.m. (New York City time) with AMPAC’s consent in accordance with the terms of the Merger Agreement. The Offer was extended to permit the expiration of the marketing period contemplated by the Merger Agreement, and otherwise allow the Expiration Date to coincide with the expected consummation of Purchaser’s Financing. The Offer was previously scheduled to expire on February 24, 2014 at midnight (New York City time). The Depositary has indicated that, as of the close of business on February 24, 2014, a total of approximately 5,696,290 Shares or 67.2% of the outstanding Shares had been validly tendered and not properly withdrawn pursuant to the Offer, which is sufficient to satisfy the Minimum Tender Condition. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(C).

All references to “12:00 midnight, (New York City time), on February 24, 2014” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m. (New York City time), on February 26, 2014.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding Exhibit (a)(5)(C) thereto as follows:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release issued by American Pacific Corporation and H.I.G. Capital, LLC on February 24, 2014

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

FLAMINGO MERGER SUB CORP.

By:	/s/ Fraser Preston
	Name:	Fraser Preston
	Title:	President

FLAMINGO PARENT CORP.

By:	/s/ Fraser Preston
	Name:	Fraser Preston
	Title:	President

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors, II, LLC
its General Partner

By:	H.I.G.-GPII, Inc.
its General Partner

By:	/s/ Richard Siegel
	Name:	Richard Siegel
	Title:	Authorized Signatory

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase, dated January 24, 2014

*(a)(1)(B)	Letter of Transmittal

*(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on January 24, 2014

(a)(5)(A)	Press Release issued by American Pacific Corporation on January 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Flaming Merger Sub Corp. with the Securities and Exchange Commission on January 10, 2014)

*(a)(5)(B)	Press Release issued by H.I.G. Capital, LLC on January 24, 2014

(a)(5)(C)	Joint Press Release issued by American Pacific Corporation and H.I.G. Capital, LLC on February 24, 2014

*(b)(1)	Debt Commitment Letter among Jefferies Finance LLC and Flamingo Merger Sub Corp. dated January 9, 2014

(d)(1)	Agreement and Plan of Merger, dated January 9, 2014, by and among Flamingo Parent Corp., Flamingo Merger Sub Corp, and American Pacific Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by American Pacific Corporation with the Securities and Exchange Commission on January 10, 2014)

*(d)(2)	Confidentiality Agreement, dated June 19, 2013, between American Pacific Corporation and H.I.G. Capital Management, Inc.

*(d)(3)	Equity Commitment Letter among H.I.G. Bayside Debt & LBO Fund II, L.P. and Flamingo Parent Corp. dated January 9, 2014

(g)	None

(h)	None

*	Previously filed